  Exhibit 99.1

High Tide Announces Appointment of Two New Directors, and Appointment of Two Advisors with Focus on Real Estate and Artificial Intelligence

CALGARY, AB, March 3, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today changes to its Board of Directors (the "Board") as part of a planned board renewal process.

High Tide Inc., March 3, 2026 (CNW Group/High Tide Inc.)

Board Transitions

The Company announces that Nitin Kaushal and Andrea Elliott have resigned from the Board, effective March 2, 2026. On behalf of the Board and management, the Company thanks Mr. Kaushal, on the board since 2018, and Ms. Elliott, on the board since 2021, for their dedicated service and significant contributions to High Tide during a period of substantial growth and strategic development, which entailed each of them investing material time and effort to support the Company. In addition to their exemplary service as members of the Board, Mr. Kaushal served as Chair of the Audit Committee and Ms. Elliott served as Chair of the Compensation Committee.

"I want to personally thank both Nitin and Andrea for their years of service on the Board," said Raj Grover, Founder and Chief Executive Officer of High Tide. "They each played an important role during a critical chapter of High Tide's development, and we wish them well in their future endeavours."

Appointment of New Directors

The Board is pleased to announce the appointment of Kathleen Skerrett and Menashe Kestenbaum as directors of the Company, effective March 2, 2026.

"High Tide has built a strong foundation over the past several years, and every member of this Board, past and present, has contributed to getting us here. As we enter our next chapter, our needs as a company are evolving. We are now a dual-listed, international platform operating at significant scale, and our board and advisory composition must evolve to match the complexity and ambition of what lies ahead. Kathleen brings deep securities and governance expertise directly relevant to our listing structure and growth trajectory, Menashe adds proven experience scaling public technology platforms and navigating multi-exchange governance, David strengthens our strategic real estate positioning, and Filip enhances our long-term digital and AI capabilities. These appointments are a deliberate step forward to ensure High Tide has the right leadership bench for the global opportunity in front of us," added Mr. Grover.

About Kathleen Skerrett

Kathleen Skerrett is a Partner at Gardiner Robers LLP, where she practices in the areas of securities law, corporate governance, and capital markets transactions. Ms. Skerrett has extensive experience advising public companies on M&A transactions, regulatory compliance, and continuous disclosure obligations. She has particular expertise advising emerging and mid-cap issuers listed on the TSX Venture Exchange, the CSE, and NASDAQ on complex transactional and governance matters, including MI 61-101 compliance, take-over bid regulations, and cross-border securities issues. Ms. Skerrett has been recognized by Best Lawyers Canada and Chambers for her securities law expertise. She holds a law degree and B.Comm from University of Toronto and is a member of the Law Society of Ontario.

About Menashe Kestenbaum

Menashe Kestenbaum is a seasoned technology entrepreneur, industry disruptor, public company executive, and venture capital investor. Mr. Kestenbaum started off in the gaming industry, leading Enthusiast Gaming from its beginnings as a basement startup in 2015, through an IPO, to an all-time high of a $1.4B market cap in 2021. He is also a General Partner of LeverageVC, a venture capital fund focused on early-stage technology investments, including having made investments in AI and e-commerce. Menashe has now turned his focus onto disrupting the mental health industry with Glimmer, where he acts as CEO. Mr. Kestenbaum brings deep expertise in scaling technology companies, navigating public company governance across multiple exchanges, and evaluating emerging technology and AI opportunities. His experience managing dual-listed companies on the TSX and NASDAQ is directly relevant to High Tide's listing structure.

Appointment of David Wallach and Filip Ernest

The Company is also pleased to announce the appointment of David Wallach, CCIM, and Filip Ernest as a member of the Company's Advisory Board, to provide strategic guidance to management on matters including real estate, business development, artificial intelligence, e-commerce technology and community and stakeholder engagement.

About David Wallach

David Wallach is the Owner and President of Barclay Street Real Estate Ltd., a leading Calgary-based commercial real estate brokerage and property management firm that he has built over more than two decades into one of Western Canada's premier boutique commercial real estate platforms. Mr. Wallach has supervised in excess of $500 million in real estate transactions and has extensive experience in investment sales, property management, and business operations. He holds the Certified Commercial Investment Member (CCIM) designation, one of the most recognized credentials in commercial real estate. Mr. Wallach is also the President and Founder of the Triumph Real Estate Investment Fund, serves as Treasurer on the Board of Directors of TCN Worldwide Real Estate Services, and is a member of the Dean's Advisory Board of Mount Royal University's Faculty of Business, Communication Studies and Aviation. Mr. Wallach is an active member of the Calgary business community, including as co-host of CORUS Entertainment's Calgary Next radio show profiling Calgary-based businesses and entrepreneurs.

About Filip Ernest

Filip Ernest is an entrepreneur and digital transformation strategist with more than two decades of experience building and scaling technology-driven businesses. His career began at the start of the commercial internet era in the Netherlands, where he was involved in one of the country's early internet agencies, helping companies establish their first digital infrastructure and online commerce capabilities.

Over the past 25 years, Mr. Ernest has focused on developing scalable e-commerce platforms, data-driven operating systems, and technology-enabled consumer ecosystems across international markets. He is recognized for combining long-term strategic thinking with hands-on technical execution, particularly in areas where technology reshapes traditional retail and community models.

Since 2022, Mr. Ernest has concentrated his work on artificial intelligence, machine learning, and adaptive systems, with an emphasis on integrating AI into operational workflows, customer engagement models, and decision-making frameworks. His work centers on positioning AI not as a standalone tool, but as a foundational layer within modern retail and digital enterprises.

Grant of Options and RSUs

The Company also granted an aggregate of 123,558 restricted stock units of the Company (the "RSUs") and 25,000 options of the Company (the "Options") to directors, advisory board members, and consultants of the Company. Each RSU entitles the holder to acquire one common share of the Company upon vesting. Each Option entitles the holder to acquire one common share of the Company upon vesting, at a price of $3.43 per share for a period of three years.

All RSUs and Options were granted in accordance with the Company's Omnibus Plan, which became effective on June 2, 2022. The common shares underlying the RSUs and Options set out above are subject to a statutory four month and one day hold period, and such further restrictions as may apply under foreign securities laws.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 219 domestic locations. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the future success and growth of the Company and its ability to capitalize on global opportunities. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 03-MAR-26